SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Montpelier Re Holdings Ltd.

(Name of Issuer)

Common Shares, par value 1/6 cent per share

(Title of Class of Securities)

G62185106

(CUSIP Number)

John V. Del Col, Esq.

General Counsel & Secretary

Endurance Specialty Holdings Ltd.

Waterloo House

100 Pitts Bay Road

Pembroke, HM 08 Bermuda

(441) 278-0400

With a copy to:

Todd E. Freed, Esq.

Richard J. Grossman, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

(212) 735-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 31, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1.	Names of reporting persons. Endurance Specialty Holdings Ltd. (“Endurance”)
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) WC, OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Bermuda
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 100*
	8.	Shared voting power 5,758,000**
	9.	Sole dispositive power 100*
	10.	Shared dispositive power 5,758,000**
11.	Aggregate amount beneficially owned by each reporting person 5,758,100
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 13.1%***
14.	Type of reporting person (see instructions) CO

*	Endurance owns such shares through a wholly-owned subsidiary.
**	Represents 5,758,000 common shares of Montpelier Re Holdings Ltd. (“Montpelier”) that are subject to the voting agreement, dated as of March 31, 2015 (the “Voting Agreement”), entered into by Endurance and certain shareholders of Montpelier. Pursuant to Rule 13d-4, Endurance expressly disclaims beneficial ownership of any such shares or other securities of Montpelier subject to the Voting Agreement, and nothing herein shall be deemed an admission by Endurance as to the beneficial ownership of such shares or other securities.
***	Such percentage is based upon 43,799,253 outstanding Montpelier common shares as of March 30, 2015 as reported in Montpelier’s Form 10-K/A for the fiscal year ended December 31, 2014, and filed with the Securities and Exchange Commission (the “SEC”) on March 31, 2015.

Item 1. Security and Issuer

This statement on Schedule 13D (this “Schedule”) relates to the common shares of Montpelier, par value 1/6 cent per share (the “Montpelier Shares”). Montpelier’s principal executive office is located at Montpelier House, 94 Pitts Bay Road Pembroke, Bermuda HM 08.

Item 2. Identity and Background

(a)	This Schedule is being filed by Endurance.

(b)	The address and principal office of Endurance is:

Waterloo House, 100 Pitts Bay Road

Pembroke, HM 08

Bermuda

(c)	Endurance is a global specialty provider of property and casualty insurance and reinsurance. Through its operating subsidiaries, Endurance writes agriculture, casualty and other specialty, professional lines and property, marine and energy lines of insurance and catastrophe, property, casualty, professional lines and specialty lines of reinsurance. Endurance maintains excellent financial strength as evidenced by the ratings of A (Excellent) from A.M. Best (XV size category) and A (Strong) from Standard and Poor’s on its principal operating subsidiaries.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Endurance are set forth on Annex A hereto and are incorporated by reference herein in their entirety.

(d)	During the past five years, none of Endurance or, to the best of its knowledge, any person listed on Annex A attached hereto, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Endurance entered into the Voting Agreement (as defined in Item 4 herein) in connection with the Merger Agreement (as defined in Item 4 herein). Other than entering into the Merger Agreement, Endurance has not paid any consideration to Montpelier or to any Shareholder (as defined in Item 4 herein) as an inducement to entering into the Voting Agreement. Pursuant to the transactions contemplated by the Merger Agreement, all shareholders of Montpelier (including the Shareholders) will receive 0.472 Endurance ordinary shares and a pre-closing dividend of $9.89 in cash, without interest and less applicable withholding tax, for each Montpelier Share that they own. Endurance used working capital to purchase the 100 Montpelier Shares it owns through a wholly-owned subsidiary.

For a summary of certain provisions of the Merger Agreement, see Item 4 below, which summary is incorporated by reference in its entirety in the response to this Item 3. For a summary of the Voting Agreement, see Item 4 below, which summary is incorporated by reference in its entirety in the response to this Item 3. The Merger Agreement is filed as Exhibit 1 hereto and is incorporated herein by reference in its entirety. The Voting Agreement is filed as Exhibit 2 hereto and is incorporated herein by reference in its entirety.

Item 4. Purpose of Transaction

(a) - (j)

Agreement and Plan of Merger

On March 31, 2015, Endurance entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among Endurance, Montpelier and Millhill Holdings Ltd., a Bermuda exempted company and a direct, wholly owned subsidiary of Endurance (“Merger Sub”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, Montpelier will be merged with and into Merger Sub (the “Merger”), with Merger Sub continuing as the surviving company.

Pursuant to the terms of the Merger Agreement, as a result of the Merger, each Montpelier Share, issued and outstanding immediately prior to the effective time of the Merger (other than Montpelier Shares owned by Montpelier as treasury shares and any Montpelier Shares owned by Endurance, Merger Sub or any other direct or indirect wholly owned subsidiary of Endurance immediately prior to the effective time of the Merger) will be automatically cancelled and converted into the right to receive 0.472 (the “Fixed Exchange Ratio”) ordinary shares, par value $1.00 per share, of Endurance (“Endurance Shares”). In addition, the Merger Agreement provides that, following the date of approval and adoption of the Merger Agreement, the Merger and the Statutory Merger Agreement (as defined below) by Montpelier shareholders and prior to the effective time of the Merger, Montpelier will, in compliance with Bermuda law, declare and pay, without interest, a special dividend of $9.89 per Montpelier Share (the “Special Dividend”) to the holders of record of outstanding Montpelier Shares as of a record date for the Special Dividend to be set by the board of directors of Montpelier in consultation with Endurance.

Prior to the effective time of the Merger, each Montpelier restricted share unit outstanding immediately prior to the effective time of the Merger will be converted into a restricted share unit with respect to a number of Endurance Shares (rounded down to the nearest whole Endurance Share) equal to (a) the Fixed Exchange Ratio multiplied by (b) the number of Montpelier Shares subject to such restricted share unit immediately prior to the effective time of the Merger, subject to certain adjustments. Immediately prior to the effective time of the Merger, each Montpelier restricted share unit will be converted into the right to receive an amount in cash, without interest, equal to any accrued dividend equivalent payments, plus the Special Dividend, and any other extraordinary cash dividends, pursuant to the applicable share unit agreement. In addition, in connection with the Merger, the date on which Montpelier’s 8.875% non-cumulative preferred shares Series A (the “Montpelier Preferred Shares”) become redeemable will be accelerated to the effective time of the Merger. As a result, and in accordance with the Certificate of Designation of the Montpelier Preferred Shares, Montpelier will exercise its option to redeem all of the Montpelier Preferred Shares for $156,000,000 plus all declared and unpaid dividends, if any, without interest thereon, prior to the Montpelier shareholders meeting to approve the Merger.

The boards of directors of each of Endurance, Merger Sub and Montpelier have (a) unanimously authorized and approved the Merger, (b) determined that the terms of the Merger Agreement and the statutory merger agreement attached to the Merger Agreement (the “Statutory Merger Agreement”) are in the best interests of and fair to Endurance, Montpelier and Merger Sub, as applicable, and their respective shareholders, (c) declared the advisability of the Merger Agreement, the Statutory Merger Agreement and the Merger and (d) unanimously recommended approval of the Merger, the Statutory Merger Agreement and the Merger Agreement by their respective shareholders. The board of directors of Endurance has unanimously recommended approval of the issuance of Endurance Shares in connection with the Merger (the “Endurance Share Issuance”).

The Merger Agreement is governed by Delaware law except to the extent any provisions of the Merger Agreement which relate to the exercise of a director’s or officer’s fiduciary duties, statutory duties, obligations and/or statutory provisions, or which arise under, the laws of Bermuda, will be governed by the laws of Bermuda. For United States Federal income tax purposes, the Merger is intended to qualify as a “reorganization” under Section 368(a) of the United States Internal Revenue Code of 1986, as amended.

Under the Merger Agreement, Endurance has agreed to appoint to its board of directors three of Montpelier’s current directors. The designation and appointment of such three new directors is within the sole discretion of Endurance and is subject to a customary vetting process to confirm whether, among other things, such persons would qualify as “independent” under the rules of the New York Stock Exchange.

Each of the parties have made customary representations and warranties in the Merger Agreement and have each agreed to certain customary covenants and agreements, including to conduct its respective operations in the ordinary course of business during the interim period between the execution of the Merger Agreement and the effective time of the Merger, not to engage in certain types of transactions during this interim period, to use its respective reasonable best efforts to take all actions necessary to cause the conditions to closing to be satisfied as promptly as reasonably practicable and to use their respective reasonable best efforts to obtain all necessary governmental and regulatory approvals, subject, in the case of Endurance, to a “burdensome condition” limitation providing that Endurance may not take any action which would have a “material adverse effect” on Endurance or Montpelier.

Montpelier has agreed that it will not, and will cause its representatives and its subsidiaries not to, solicit, initiate or knowingly facilitate or encourage (including by providing non-public information) any effort or attempt to make or implement any Takeover Proposal (as defined in the Merger Agreement) or offer, as further described in the Merger Agreement. Endurance has agreed that it will not knowingly take, or permit any of its subsidiaries or its or their respective directors, officers or employees to take, and each shall instruct its respective advisors not to take, any action that would reasonably be expected to prevent or materially impede or delay the consummation of the Merger.

These restrictions are subject to a “fiduciary out” provision that permits Montpelier to provide non-public information and participate in discussions or negotiations with respect to a Takeover Proposal if the Montpelier board of directors determines (a) in good faith, after consultation with its financial advisor and outside legal counsel, that such Takeover Proposal constitutes, or is reasonably likely to result in, a Superior Proposal (as defined in the Merger Agreement) and (b) after consultation with its outside legal counsel, that the failure to do so would be reasonably likely to violate the fiduciary duties of the Montpelier board of directors under Bermuda law. The Montpelier board of directors does not have the right to terminate the Merger Agreement (i) to accept a Superior Proposal or (ii) if it withholds, withdraws modifies or qualifies its recommendation to Montpelier shareholders to approve the Merger.

The Montpelier board of directors may, subject to certain procedural requirements set forth in the Merger Agreement, including consultation with its financial advisors and outside legal counsel, withhold, withdraw, modify or qualify its recommendation to Montpelier shareholders to approve the Merger if (a) in the case of a Takeover Proposal, the Montpelier board of directors determines (i) in good faith, that such Takeover Proposal constitutes a Superior Proposal and (ii) that the failure to do so would be reasonably likely to violate the fiduciary duties of the Montpelier board of directors under Bermuda law or (b) a Company Intervening Event (as defined in the Merger Agreement) has occurred and the Montpelier board of directors determines that the failure to do so would be reasonably likely to violate the fiduciary duties of the Montpelier board of directors under Bermuda law. The Endurance board of directors may withhold, withdraw, modify or qualify its recommendation to Endurance shareholders to approve the Endurance Share Issuance if a Parent Intervening Event (as defined in the Merger Agreement) has occurred and the Endurance board of directors determines, after consultation with its outside legal counsel, that the failure to do so would be reasonably likely to violate the fiduciary duties of the Endurance board of directors under Bermuda law.

The consummation of the Merger is conditioned on, among other things, (a) the approval and adoption by the shareholders of Montpelier of the Merger, (b) the approval by the shareholders of Endurance of the Endurance Share Issuance, (c) receipt of applicable government and regulatory approvals, including, with respect to Endurance, without the imposition of a Burdensome Condition (as defined in the Merger Agreement) to the receipt of certain required regulatory approvals, (d) the absence of any injunction, judgment or ruling prohibiting the consummation of the Merger, (e) effectiveness of the registration statement for Endurance Shares, (f) Montpelier having funded the amount of the Special Dividend to be paid to the holders of Montpelier Shares, (g) the accuracy of each party’s representations and warranties and compliance with covenants (subject to customary materiality qualifiers), (h) the absence of a Material Adverse Effect and a Parent Material Adverse Effect (in each case as defined in the Merger Agreement) and (i) the receipt by each party of a tax opinion from each party’s respective counsel.

In addition, if the Merger Agreement is terminated because (a) Montpelier’s shareholders do not approve the Merger or Montpelier is in material breach of the Merger Agreement, then Montpelier will pay Endurance’s expenses relating to the Merger up to a cap of $9.15 million and (b) Endurance’s shareholders do not approve the Merger or Endurance is in material breach of the Merger Agreement, then Endurance will pay Montpelier’s expenses relating to the Merger up to a cap of $9.15 million. In each of clauses (a) and (b) in the previous sentence, subject to certain limitations and conditions, if a Takeover Proposal was outstanding prior to the termination and Endurance or Montpelier (as applicable) consummated a Takeover Proposal within 12 months of the termination, such party would be required to pay a termination fee of $73.25 million in addition to paying the expenses relating to the Merger noted in clauses (a) and (b) above.

The Merger is expected to close in the third quarter of 2015, subject to the conditions described above.

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is subject to and qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 1 hereto and is incorporated herein by reference in its entirety.

The representations, warranties and covenants of Endurance, Merger Sub and Montpelier contained in the Merger Agreement have been made solely for the benefit of the parties thereto. In addition, such representations, warranties and covenants (a) have been made only for purposes of the Merger Agreement, (b) have been qualified by (i) matters specifically disclosed in Endurance’s and Montpelier’s filings with the United States Securities and Exchange Commission and (ii) confidential disclosures made in the disclosure schedules delivered in connection with the Merger Agreement, (c) are subject to materiality qualifications contained in the Merger Agreement which may differ from what may be viewed as material by investors, (d) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement and (e) have been included in the Merger Agreement for the purpose of allocating risk between the contracting parties rather than establishing matters as fact. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding Endurance, Montpelier or their respective businesses. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Endurance, Montpelier or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Endurance’s or Montpelier’s public disclosures.

Voting Agreement

As an inducement for Endurance to enter into the Merger Agreement, Endurance entered into a voting agreement with Charlesbank Equity Fund VII, Limited Partnership, CB Offshore Equity Fund VII, L.P., CB Parallel Fund VII, Limited Partnership, Charlesbank Coinvestment Partners, Limited Partnership and Charlesbank Equity Coinvestment Fund VII, Limited Partnership (each, a “Shareholder” and collectively, the “Shareholders”), which collectively own approximately 13.1% of the outstanding Montpelier shares.

Pursuant to the Voting Agreement, each Shareholder has agreed to vote all of such Shareholder’s Montpelier shares (subject to the limitations on voting rights set forth in Section 51(1) of the Montpelier Bye-Laws, to the extent applicable): (a) in favor of a proposal to approve the Merger, the Merger Agreement and the Statutory Merger Agreement; (b) at Endurance’s request, subject to certain limitations, in favor of any proposal that the Montpelier board of directors has (i) determined is designed to facilitate the consummation of the Merger, (ii) disclosed the determination provided for in the preceding clause (i) in Montpelier’s proxy materials or other written materials disseminated to Montpelier’s shareholders and (iii) recommended to be adopted by Montpelier shareholders; (c) against any takeover proposal; and (d) against any amendments to Montpelier’s organizational documents (other than as provided for in the Merger Agreement) or other proposal or transaction involving Montpelier or any of its subsidiaries, in each case, that would reasonably be expected to materially impede, interfere with, delay, postpone or adversely affect in any manner the Merger or the other transactions contemplated by the Merger Agreement or change, in any manner, the voting rights of any class of share capital of Montpelier.

Pursuant to the Voting Agreement, each Shareholder has irrevocably granted to and appointed Endurance and up to two of Endurance’s designated representatives, as such Shareholder’s proxy (with full power of substitution and resubstitution) to attend all Annual General Meetings or Special General Meetings of the shareholders of Montpelier and to vote such Shareholder’s shares at any Annual General Meeting or Special General Meeting of the shareholders of Montpelier or in any action by written consent of the shareholders of Montpelier in lieu of such a meeting.

In addition, the Voting Agreement provides, among other things, that, during the term of the Voting Agreement, each Shareholder will not, subject to limited exceptions, (a) directly or indirectly offer for sale, sell

(including any short sale), transfer, pledge, encumber, assign or otherwise dispose of (including by gift) (collectively, “Transfer”) or (b) enter into any contract, option, derivative, hedging or other agreement or arrangement or understanding (including any profit- or loss-sharing arrangement) with respect to or related to a Transfer of its Montpelier shares or consent to the foregoing. Each Shareholder has also agreed that, during the term of the Voting Agreement, it will not (a) grant a proxy or power of attorney, (b) deposit into voting trust or (c) enter into a voting agreement or arrangement, in each case, with respect to its Montpelier Shares or any other securities convertible into or exercisable for Montpelier Shares.

The Voting Agreement will automatically terminate upon the earliest to occur of: (a) a written agreement among Endurance and each Shareholder to terminate the Voting Agreement; (b) the effective time of the Merger; (c) the date of any waiver, modification or amendment to the terms of the Merger Agreement that would reduce the merger consideration (or otherwise alter the mix of merger consideration) payable pursuant to the Merger Agreement; and (d) the termination of the Merger Agreement in accordance with its terms.

The Voting Agreement is governed by Delaware law, except to the extent the laws of Bermuda are mandatorily applicable.

The foregoing description of the Voting Agreement and the transactions contemplated thereby does not purport to be complete and is subject to and qualified in its entirety by reference to the Voting Agreement, a copy of which is filed as Exhibit 2 hereto and is incorporated herein by reference in its entirety.

Other than as set forth in this Item 4, Endurance has no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D of the Securities Exchange Act of 1934, as amended.

Item 5. Interest in Securities of the Issuer

(a) - (b) As of the date of this Schedule (i) 100 Montpelier Shares are owned by Endurance through a wholly-owned subsidiary and (ii) as a result of the Voting Agreement, Endurance may be deemed to be the beneficial owner of and to have the shared voting power with respect to 5,758,000 Montpelier Shares. To Endurance’s knowledge, based upon 43,799,253 outstanding Montpelier Shares as of March 30, 2015 as reported in Montpelier’s Form 10-K/A for the fiscal year ended December 31, 2014, and filed with the SEC on March 31, 2015, the Shareholders own or control in the aggregate approximately 13.1% of the outstanding Montpelier Shares. Endurance expressly disclaims beneficial ownership of any Montpelier Shares or other securities of Montpelier that are subject to the Voting Agreement, and nothing herein shall be deemed an admission by Endurance as to the beneficial ownership of such shares or other securities.

(c) - (d) Except as described herein, none of Endurance, nor to the best of its knowledge, any other person referred to in Annex A attached hereto, has acquired or disposed of any Montpelier Shares during the past 60 days. Furthermore, Endurance knows of no other person having the right to receive the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 2, 3 and 4 is incorporated herein by reference in its entirety.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Agreement and Plan of Merger, dated as of March 31, 2015, by and among Montpelier Re Holdings Ltd., Endurance Specialty Holdings Ltd. and Millhill Holdings Ltd. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Endurance with the Securities and Exchange Commission on March 31, 2015).

Exhibit 2	Voting Agreement, dated as of March 31, 2015, by and among Endurance Specialty Holdings Ltd. and Charlesbank Equity Fund VII, Limited Partnership; CB Offshore Equity Fund VII, L.P.; CB Parallel Fund VII, Limited Partnership; Charlesbank Coinvestment Partners, Limited Partnership; Charlesbank Equity Coinvestment Fund VII, Limited Partnership., (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Endurance with the Securities and Exchange Commission on March 31, 2015).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 1, 2015

ENDURANCE SPECIALTY HOLDINGS LTD.

By:	/s/ John V. Del Col
	Name:	John V. Del Col
	Title:	General Counsel & Secretary

Annex A

ENDURANCE SPECIALTY HOLDINGS LTD.

The following table sets forth the name, present occupation or employment and citizenship of each director and executive officer of Endurance as of March 31, 2015. The principal business address of each person listed below is c/o Endurance Specialty Holdings Ltd., Waterloo House 100 Pitts Bay Road Pembroke, HM 08 Bermuda.

DIRECTORS OF ENDURANCE SPECIALTY HOLDINGS LTD.
Name	Present Occupation	Citizenship
John Charman	Chairman of the Board and the Chief Executive Officer of Endurance Specialty Holdings Ltd.	United Kingdom

William H. Bolinder	Lead Director at Endurance Specialty Holdings Ltd.	United States of America

John T. Baily	Director at Endurance Specialty Holdings Ltd.	United States of America

Norman Barham	Director at Endurance Specialty Holdings Ltd.	United States of America

Galen R. Barnes	Director at Endurance Specialty Holdings Ltd.	United States of America

Philip M. Butterfield	Chairman of HSBC Bank Bermuda Limited	United States of America

Steven W. Carlsen	President of Shadowbrook Advising Inc.	United States of America

Susan S. Fleming	Consultant and Senior Lecturer in management, finance and entrepreneurship at Cornell University	United States of America

Scott D. Moore	Director at Endurance Specialty Holdings Ltd.	United States of America

William J. Raver	Director at Endurance Specialty Holdings Ltd.	United States of America

Robert A. Spass	Partner of Capital Z Partners	United States of America
EXECUTIVE OFFICERS OF ENDURANCE SPECIALTY HOLDINGS LTD.
Name	Present Occupation	Citizenship
John Charman	Chairman of the Board and the Chief Executive Officer of Endurance Specialty Holdings Ltd.	United Kingdom

Michael J. McGuire	Chief Financial Officer	United States of America

John V. Del Col	General Counsel, Secretary & Executive Vice President,	United States of America

Joan deLemps	Chief Risk Officer	United States of America

Jerome Faure	Chief Executive Officer, Global Reinsurance	United States of America

EXECUTIVE OFFICERS OF ENDURANCE SPECIALTY HOLDINGS LTD.

Name	Present Occupation	Citizenship
Brian Goshen	Chief Administrative Officer	United States of America

John A. Kuhn	Chief Executive Officer, Global Insurance	United States of America